                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                               FINAL AMENDMENT TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 DSI TOYS, INC.
                            (Name of Subject Company)

                                    MVII, LLC
                                E. THOMAS MARTIN
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   232968 10 7
                      (CUSIP Number of Class of Securities)

                                E. THOMAS MARTIN
                                    MVII, LLC
                                 654 OSOS STREET
                        SAN LUIS OBISPO, CALIFORNIA 93401
                                 (805) 545-7900
          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidder)

                                 With copies to:

J. TODD MIROLLA, ESQ.                         GREGG R. CANNADY, ESQ.
ANDRE, MORRIS & BUTTERY                       CARRINGTON, COLEMAN, SLOMAN &
1304 PACIFIC STREET                              BLUMENTHAL, L.L.P.
SAN LUIS OBISPO, CA 93401                     200 CRESCENT COURT, SUITE 1500
(805) 543-4171                                DALLAS, TX 75201
                                              (214) 855-3067

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                AMOUNT OF FILING FEE**
      ----------------------                ----------------------

          $7,008,000                             $1,401.60

---------------
* Estimated solely for purposes of calculating the amount of filing fee. The Transaction Valuation assumes the purchase of 1,600,000 shares of Common Stock, par value $.01 per share, of the Subject Company at the offer price of $4.38 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by MVII, LLC for such number of shares.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,401.60
Filing Party:  MVII, LLC, E. Thomas Martin
Form or Registration No.:  Schedule 14D-1
Date Filed:  April 21, 1999




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



CUSIP NO. 232968 10 7
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    MVII, LLC
    77-0509866
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (A)  [ ]
    (B)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):
    WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F): [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
    CALIFORNIA
--------------------------------------------------------------------------------
7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    5,133,202 (See Introduction and Sections 9, 11 and 12 of the Offer to Purchase dated April 21, 1999, filed as Exhibit (a)(1) hereto)*
--------------------------------------------------------------------------------
8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES: [ ]
--------------------------------------------------------------------------------
9.  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7) APPROXIMATELY:
    61%*
--------------------------------------------------------------------------------
10. TYPE OF REPORTING PERSON:
    OO

---------------

* Includes an aggregate of 2,358,491 shares of Common Stock, par value $.01 per share (the "Common Stock" or "Shares"), of DSI Toys, Inc., a Texas corporation (the "Company"), purchased by MVII, LLC, a limited liability company formed under the laws of the State of California (the "Purchaser"), for an aggregate purchase price of $5 million (at $2.12 per share) pursuant to the terms of the Stock Purchase and Sale Agreement dated April 15, 1999, between the Purchaser and the Company (the "Stock Purchase Agreement"). Also includes 1,600,000 Shares validly tendered and not withdrawn in the Offer (as defined herein) and accepted for payment by the Purchaser for $4.38 per Share from the Company's shareholders. Also includes 1,174,711 Shares currently held by certain management shareholders of the Company and a limited partnership controlled by a management shareholder (the "Management Shareholders") that the Purchaser has the right to vote, subject to certain exceptions, pursuant to the terms of the Shareholders' and Voting Agreement dated April 15, 1999, among the Purchaser, the Company and the Management Shareholders.

E. Thomas (Tom) Martin and his wife, Noreen Martin (collectively, the "Martins"), own ninety-nine percent (99%) of the membership interests in the Purchaser as community property and their address is 654 Osos Street, San Luis Obispo, California 93401. The Martins are the record owners of 140,000 shares of Common Stock and beneficially own, through their control of the Purchaser, 5,273,202 Shares. The Martins purchased 3,500 Shares on February 23, 1999, in an open market transaction at a price of $2.44 per Share. Joseph Whitaker and his wife, Myraline Whitaker (collectively, the "Whitakers"), own one percent (1%) of the membership interests in the Purchaser as community property and their address is 5615 Ladybird Lane, LaJolla, California 92037. The Whitakers beneficially own 2,000 shares of Common Stock.



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



CUSIP NO. 232968 10 7
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    E. Thomas Martin
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (A)  [ ]
    (B)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):
    PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F): [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    5,273,202 (See Introduction and Sections 9 and 11 of the Offer to Purchase dated April 21, 1999, filed as Exhibit (a)(1) hereto)*
--------------------------------------------------------------------------------
8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES: [ ]
--------------------------------------------------------------------------------
9.  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7) APPROXIMATELY:
    63%*
--------------------------------------------------------------------------------
10. TYPE OF REPORTING PERSON:
    IN
--------------------------------------------------------------------------------

* E. Thomas (Tom) Martin is the beneficial and record owner of 140,000 shares of the Common Stock, $.01 par value per share (the "Common Stock" or "Shares"), of DSI Toys, Inc., a Texas corporation (the "Company"). Tom Martin and his wife, Noreen Martin (collectively, the "Martins"), own ninety-nine percent (99%) of the membership interests of MVII, LLC, a limited liability company formed under the laws of the State of California (the "Purchaser"). Tom Martin is the sole Manager and the President of the Purchaser. The Purchaser currently beneficially owns 5,133,202 Shares, which Shares consist of: (i) an aggregate of 2,358,491 Shares purchased by the Purchaser for an aggregate purchase price of $5 million (at $2.12 per Share) pursuant to the terms of the Stock Purchase and Sale Agreement dated April 15, 1999, between the Purchaser and the Company (the "Stock Purchase Agreement"); (ii) 1,600,000 Shares validly tendered and not withdrawn in the Offer (as defined herein) and accepted for payment by the Purchaser for $4.38 per share from the Company's shareholders; and (iii) 1,174,711 Shares currently held by certain management shareholders of the Company and a limited partnership controlled by a management shareholder (the "Management Shareholders") that the Purchaser has the right to vote, subject to certain exceptions, pursuant to the terms of the Shareholders' and Voting Agreement dated April 15, 1999 (the "Shareholders' Agreement"), among the Purchaser, the Company and the Management Shareholders. Tom Martin, through his control of the Purchaser, beneficially owns 5,133,202 Shares that are beneficially owned by the Purchaser.


The Martins purchased 3,500 shares on February 23, 1999, in an open market transaction at a price of $2.44 per Share. The Martins' address is 654 Osos Street, San Luis Obispo, California 93401. Joseph Whitaker and his wife, Myraline Whitaker (collectively, the "Whitakers"), own one percent (1%) of the membership interests in the Purchaser as community property and their address is 5615 Ladybird Lane, LaJolla, California 92037. The Whitakers beneficially own 2,000 shares of Common Stock.

         This Final Amendment to the Tender Offer Statement on Schedule 14D-1 and Schedule 13D (the "Final Amendment") relates to the offer by MVII, LLC, a limited liability company formed under the laws of the State of California (the "Purchaser"), to purchase up to 1,600,000 shares of common stock, $.01 par value per share (the "Common Stock" or "Shares"), of DSI Toys, Inc., a Texas corporation (the "Company"), at a price of $4.38 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated April 21, 1999, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Defined terms used but not otherwise defined herein shall have the meanings set forth in the Offer to Purchase. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information set forth in Item 6 is hereby amended and supplemented to add the following:

              "As the Purchaser announced on May 26, 1999, the Offer expired at 5:00 p.m., New York City time, on Tuesday, May 25, 1999. The Purchaser has been advised by the Depositary on a final basis that 5,036,215 Shares (including Shares tendered pursuant to notices of guaranteed delivery) were validly tendered and not withdrawn pursuant to the Offer. Accordingly, the final proration factor is 31.77%. On May 26, 1999, the Purchaser accepted for payment 1,600,000 Shares in the Offer. On June 1, 1999, the Purchaser also acquired 1,792,453 Shares of the Company's Common Stock (the Second Funding Shares) as contemplated by the Stock Purchase Agreement for $3.8 million, or $2.12 per Share. As a result of these transactions and because of its rights under the Shareholders' Agreement, the Purchaser owns of record 3,958,491 Shares (47% of the Company's Common Stock), and beneficially owns 5,133,202 Shares (61% of the Company's Common Stock). By virtue of his control of the Purchaser and his personal record ownership of 140,000 Shares, E. Thomas Martin is the beneficial owner of 5,273,202 Shares or 63% of the Company's Common Stock. A copy of the press release issued with respect to the foregoing is attached hereto as Exhibit (a)(11) and is incorporated herein by reference."


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         1. The information set forth in Item 11 is hereby amended and supplemented by adding the following exhibit:

              (a)(11) -- Text of Press Release, dated June 2, 1999, issued by the Company and the Purchaser.




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



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MVII, LLC
                                        By: /s/ E. THOMAS MARTIN
                                           -------------------------------------
                                        Name:  E. Thomas Martin
                                        Title:    Manager

Dated: June 2, 1999



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/ E. THOMAS MARTIN
                                           -------------------------------------
                                           E. Thomas Martin

Dated: June 2, 1999





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



                                  EXHIBIT INDEX


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(a)(1)*  -- Offer to Purchase dated April 21, 1999.

(a)(2)*  -- Letter of Transmittal.

(a)(3)*  -- Notice of Guaranteed Delivery.

(a)(4)*  -- Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees.

(a)(5)*  -- Letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.

(a)(6)*  -- Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.

(a)(7)*  -- Form of Summary Advertisement as published in the New York Times on
            April 21, 1999.

(a)(8)*  -- Text of Press Release, dated April 15, 1999, issued by the Company and Purchaser.

(a)(9)*  -- Text of Press Release, dated April 21, 1999, issued by the Purchaser.

(a)(10)* -- Text of Press Release, dated May 26, 1999, issued by the Purchaser.

(a)(11)  -- Text of Press Release, dated June 2, 1999, issued by the Company and the Purchaser.

(b)      -- None.

(c)(1)*  -- Stock Purchase and Sale Agreement dated April 15, 1999, between the
            Company and the Purchaser.

(c)(2)*  -- Form of Side Letter Agreement dated April 15, 1999, between the
            Purchaser and certain management shareholders and a limited partnership controlled by a management shareholder.

(c)(3)*  -- Shareholders' and Voting Agreement dated April 15, 1999, among the
            Purchaser, the Company and certain management shareholders and a limited partnership controlled by a management shareholder.

(c)(4)*  -- Registration Rights Agreement dated April 15, 1999, among the
            Company, the Purchaser, and certain management shareholders and a limited partnership controlled by a management shareholder.

(c)(5)*  -- Form of Irrevocable Proxy dated April 15, 1999, between the Purchaser and certain management shareholders and a limited partnership controlled by a management shareholder.

(d)      -- None.

(e)      -- Not applicable.

(f)      -- None.


* Previously filed.



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